EXHIBIT 1

                                  Press release

28.11.06

   THE INDUSTRIAL DEVELOPMENT BANK COLLECTED MORE THAN NIS 300 MILLION IN THE
                         FIRST NINE MONTHS OF THE YEAR

      THE LOSS IN THE THIRD QUARTER OF THE YEAR AMOUNTED TO NIS 7.9 MILLION

The Board of Directors of the Industrial Development Bank of Israel Ltd. approved, at its meeting on November 28, 2006, the Bank's reviewed financial statements for September 30, 2006.

For the first nine months of the year the Bank lost NIS 18.2 million, compared with a loss of NIS 6.3 million in the comparable period in 2005. The Bank finished the third quarter of 2006 with a NIS 7.9 million loss, compared with a NIS 0.5 million profit in the comparable quarter in 2005.

DR. RAANAN COHEN, THE CHAIRMAN OF THE BOARD, AND MR. URI GALILI, THE GENERAL MANAGER OF THE BANK, announced that the Bank continues to successfully implement the "Run-Off" plan, at the center of which is the supervised realization of the Bank's credit assets, repayment of deposits of the public and a reduction in expenses. During the past four years the Bank has paid back deposits to the public in excess of NIS 3.5 billion, and their balance as of September 30, 2006 declined to NIS 74 million. Additionally, the Bank returned approximately NIS
1.3 billion during this period to the Bank of Israel from the special line of credit it was granted in 2002. The utilized balance of the special line of credit from the Bank of Israel, which stood at NIS 1,026 million as of December 31, 2005, dropped to NIS 810 million as of September 30, 2006. The balance of the line of credit as of September 30, 2006 is some NIS 190 million lower than the balance of the line of credit set for the Bank by the Bank of Israel as of the said date, an outcome resulting from the success in the implementation of the "Run-Off" plan.

EQUITY CAPITAL, including preference shares, amounted to NIS 517 million on September 30, 2006 compared with some NIS 527 million on December 31, 2005 and with some NIS 524 million on September 30, 2005.

PROFIT FROM FINANCING OPERATIONS before provision for doubtful debts amounted in the first nine months of 2006 to NIS 14.6 million compared with NIS 46.4 million in the comparative period of 2005. The drop in profit from financing operations was due primarily as a result of a drop in the Bank's financing activity - a drop of some 30% of the average monetary assets (not including credit guaranteed by the State from a deposit of the State) compared with the first nine months of 2005 - from a drop in income from interest collected from problematic debts which amounted to NIS 6.6 million, compared with NIS 14.8 million in the first nine months of 2005, and from an increase in the relative weight of the non-income bearing debts within the total assets.

THE PROVISION FOR DOUBTFUL DEBTS amounted in the third quarter of 2006 to NIS
4.8 million, compared with NIS 12.9 million in the comparable quarter last year. The provision for doubtful debts in the first nine months of 2006 amounted to NIS 24.3 million, compared with NIS 34.1 million in the comparable period in 2005.

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OPERATING AND OTHER INCOME in the first nine months of 2006 amounted to NIS 16.2 million compared with some NIS 17.4 million in the comparable period of 2005.
The primary component of the operating income is from profits from equity investments. These profits amounted in the first nine months to NIS 12.8 million compared with NIS 11.7 million in the comparable period of 2005.

OPERATING AND OTHER EXPENSES in the first nine months of 2006 amounted to NIS
24.7 million compared with NIS 36.0 million in the comparable period of 2005. The drop is a result, among other things, of the fact that the operating expenses in the first nine months of 2005 included an expense in the amount of NIS 3.7 million, connected with the expense for early retirement of employees, which stemmed from the expansion of the definition of salary for purposes of payroll tax pursuant to legislation approved in the framework of the economic policy for 2005.

Wage costs, which are part of the operating expenses, amounted in the first nine months of the year to NIS 13.1 million compared with NIS 16.6 million in the first nine months of 2006. The drop in wage costs is a result both of the reduction in the average number of employees compared with the comparable period of 2005 and also from the fact that in the first nine months of 2006, there was no expense for payroll tax while in the first nine months of 2005 such an expense was included in the amount of NIS 2.5 million.

Other operating expenses (not including wage costs) amounted in the first nine months of 2006 to NIS 9.2 million, compared with NIS 12.5 million in the first nine months of 2005. In most of the operating expense items, there was a significant decrease and this as a result of the efficiency plan accompanying the "Run-Off" plan.

THE TOTAL CREDIT BALANCE TO THE PUBLIC (excluding credit secured by a State guarantee to the Israel Electric Company) amounted on September 30, 2006 to some NIS 946 million compared with some NIS 1,276 million on December 31, 2005, and NIS 1,368 million on September 30, 2005.

THE TOTAL BALANCE SHEET CREDIT FOR PROBLEMATIC BORROWERS amounted to NIS 560.4 million as of September 30, 2006 compared with NIS 725.4 million as of December 31, 2005 and NIS 795.0 million as of September 30, 2005. This decline reflects the continued trend in the reduction of the problematic debts of the Bank, as a result of the intense efforts invested by the Bank to collect these debts or to settle them.

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